FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kai... Hong Kong.
香港中環 ... 廈九樓
Tel: 2526 218... d.com.hk

03007031

Our Ref.: S/7911/94 LTO/kk

17 FEB 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 MAR -3 AM 7:21

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 14th February, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

3/3

South China Morning Post
17/2/2003

File No.82-4177

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that the Company's indirect wholly owned subsidiary, CR Textiles, entered into an acquisition agreement with CRNC on 13th February, 2003 for the acquisition of approximately 51.0% equity interests in CR Jinhua, for the consideration of RMB163,522,179 (approximately HK$153.7 million).

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.5% of the Company's issued share capital, the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

THE AGREEMENT DATED 13TH FEBRUARY, 2003

Vendor : CRNC

Purchaser : CR Textiles

Shares to be acquired : 66,123,000 CR Jinhua Shares, which are deemed to be state-owned shares (國有法人股) and cannot be traded on the Shenzhen Stock Exchange, representing about 51.0% of the issued share capital of CR Jinhua, which are all beneficially owned by CRNC

Presently the Company does not hold any CR Jinhua Share. Following the completion of the Acquisition, the Company, via its wholly owned subsidiary, CR Textiles, will hold approximately 51.0% equity interest in CR Jinhua and CRNC will not directly or indirectly hold any CR Jinhua Share other than the CR Jinhua Shares to be acquired by the Company under the Acquisition

Consideration : RMB163,522,179 (approximately HK$153.7 million), equivalent to approximately RMB2.473 (HK$2.325) per CR Jinhua Share

The consideration has been arrived at after arm's length negotiations between the vendor and the purchaser and represents the aggregate of the original historic investment costs of the CRNC Acquisition and the interest attributable to the original investment cost

The purchase price of RMB2.473 (HK$2.325) per CR Jinhua Share represents a discount of approximately 81.1% to closing price of RMB13.07 (HK$12.29) per CR Jinhua Share as quoted on the Shenzhen Stock Exchange on 13th February, 2003, being the date of the Agreement, or a discount of approximately 81.0% to the average closing price of approximately RMB13.01 (HK$12.23) per CR Jinhua share as quoted on the Shenzhen Stock Exchange for the ten trading days prior to but excluding the date of this announcement

Based on the audited consolidated net profits of CR Jinhua for the year ended 31st December, 2002 of approximately RMB0.10 (HK$0.09) per CR Jinhua Share, the consideration represents a historic price earnings multiple of about 24.4 times. The attributable consolidated net asset value as at 31st December, 2002 for the approximately 51.0% interest in CR Jinhua was approximately RMB93.1 million (HK$87.5 million). The consideration represents a premium of approximately RMB70.4 million (HK$66.2 million) to the attributable consolidated net assets of the 51.0% interest in CR Jinhua, representing a premium of approximately 75.6%

The directors of the Company (including the independent non-executive directors) consider that the Agreement are entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as shareholders of the Company are concerned

Payment arrangement : The consideration for the Acquisition shall be satisfied in cash (funded through internal resources) in the following manner:

- HK$50 million shall be payable within 10 working days upon signing of the Agreement; and
- the balance of the consideration shall be payable within 30 working days of the issue of the approvals by the Approving Authorities

Conditions : The Agreement is conditional upon, among other things, the approvals issued by the Approval Authority in respect of the Acquisition.

operational and production costs of CR Textiles Group and will also facilitate the Company's plan to increase its market share in the highly fragmented textiles and garment manufacturing industry in China. Therefore, the Acquisition provides a platform for consolidation, further acquisition and future fund raising.

INFORMATION ABOUT CR JINHUA

CR Jinhua is engaged in the business of spinning, weaving, making and distributing textile products and its major subsidiary, 煙臺華潤錦綸有限公司 (Yantai Huarun Jinlun Co., Ltd.) is principally engaged in the manufacturing and distribution of number 6 micro filament and its related process products. CR Jinhua has 2 cotton spinning and weaving production lines in Sichuan and employs over three thousand full time workers.

Established in November 1989, CR Jinhua Shares are listed on the Shenzhen Stock Exchange on since 2nd June, 1998. Based on the closing price of RMB13.07 (HK$12.29) per CR Jinhua Share as at 13th February, 2003, being the date of the Agreement, CR Jinhua had a market capitalisation of approximately RMB1,694.7 million (HK$1,593.0 million).

The audited consolidated net asset value of CR Jinhua as at 31st December, 2002 (prepared in accordance with PRC accounting standards) are approximately RMB182.5 million (HK$171.5 million). The audited consolidated net profit before and after taxation, extraordinary items and minority interests in respect of the two financial years ended 31st December, 2002 of CR Jinhua (prepared in accordance with PRC accounting standards) are as follows:

	Year ended 31st December, 2002	2001
	(RMB'000)	
Net profit before taxation, extraordinary items and minority interests	**24,695 (equivalent to HK$23.2 million)**	9,850 (equivalent to HK$9.3 million)
Net profit after taxation, extraordinary items and minority interests	**13,153 (equivalent to HK$12.4 million)**	11,569 (equivalent to HK$10.9 million)

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.5% of the Company's issued share capital, the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

The consideration payable under the Agreement is less than 3% of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Agreement will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisition" The acquisition of 66,123,000 CR Jinhua Shares as provided under the Agreement

"Agreement" The acquisition agreement dated 13th February, 2003 as referred to in this announcement

"Approval Authorities" State Economic and Trade Commission, Ministry of Finance and Ministry of Foreign Trade and Economic Co-operation for the Acquisition (or their respective successors, as the case may be) and any other relevant PRC approval authorities whose consents and approvals are required under the relevant PRC laws and regulations

"China Resources Holdings" China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company

"Company" China Resources Enterprise, Limited, a company

File No.82-4177

S[illegible]o be acquired : 66,123,000 CR Jinhua Shares, which are deemed to be state-owned shares (國有法人股) and cannot be traded on the Shenzhen Stock Exchange, representing about 51.0% of the issued share capital of CR Jinhua, which are all beneficially owned by CRNC

Presently the Company does not hold any CR Jinhua Share. Following the completion of the Acquisition, the Company, via its wholly owned subsidiary, CR Textiles, will hold approximately 51.0% equity interest in CR Jinhua and CRNC will not directly or indirectly hold any CR Jinhua Share other than the CR Jinhua Shares to be acquired by the Company under the Acquisition

Consideration : RMB163,522,179 (approximately HK$153.7 million), equivalent to approximately RMB2.473 (HK$2.325) per CR Jinhua Share

The consideration has been arrived at after arm's length negotiations between the vendor and the purchaser and represents the aggregate of the original historic investment costs of the CRNC Acquisition and the interest attributable to the original investment cost

The purchase price of RMB2.473 (HK$2.325) per CR Jinhua Share represents a discount of approximately 81.1% to closing price of RMB13.07 (HK$12.29) per CR Jinhua Share as quoted on the Shenzhen Stock Exchange on 13th February, 2003, being the date of the Agreement, or a discount of approximately 81.0% to the average closing price of approximately RMB13.01 (HK$12.23) per CR Jinhua share as quoted on the Shenzhen Stock Exchange for the ten trading days prior to but excluding the date of this announcement

Based on the audited consolidated net profits of CR Jinhua for the year ended 31st December, 2002 of approximately RMB0.10 (HK$0.09) per CR Jinhua Share, the consideration represents a historic price earnings multiple of about 24.4 times. The attributable consolidated net asset value as at 31st December, 2002 for the approximately 51.0% interest in CR Jinhua was approximately RMB93.1 million (HK$87.5 million). The consideration represents a premium of approximately RMB70.4 million (HK$66.2 million) to the attributable consolidated net assets of the 51.0% interest in CR Jinhua, representing a premium of approximately 75.6%

The directors of the Company (including the independent non-executive directors) consider that the Agreement are entered into in the ordinary course of business and on normal commercial terms which are fair and reasonable as far as shareholders of the Company are concerned

Payment arrangement : The consideration for the Acquisition shall be satisfied in cash (funded through internal resources) in the following manner:

- HK$50 million shall be payable within 10 working days upon signing of the Agreement; and
- the balance of the consideration shall be payable within 30 working days of the issue of the approvals by the Approving Authorities

Conditions : The Agreement is conditional upon, among other things, the approvals issued by the Approval Authority in respect of the Acquisition.

A waiver by China Securities Regulatory Commission for making a general offer by CR Textiles for the remaining CR Jinhua Shares not already owned by it as CRNC is also the ultimate controlling shareholder of CR Textiles

The consent of, 遂寧興業資產經營公司 (Suining Xingye Assets Management Co., Ltd.), the former controlling shareholder of CR Jinhua prior to the CRNC Acquisition

Long-stop date : The Agreement provides that should, among other things, the satisfaction of all Conditions, not occur on or before 13th February, 2004, either party may by notice in writing terminate the Agreement

REASONS FOR THE ACQUISITION

Further to the circular of the Company dated 17th December, 2001, CRNC has undertaken that it would grant a right of first refusal to the Company for the acquisition of its entire interest in CR Jinhua as soon as the laws of PRC permit such acquisition by the Company. With the change in the laws of PRC, the Company decided to proceed with the Acquisition.

CR Textiles Group is principally engaged in the trading, manufacturing and processing of textile and industrial products. To support its trading operation, CR Textiles Group is also engaged in the spinning and weaving operation and manufacture on OEM basis of garments.

The spinning and weaving businesses of CR Jinhua are expected to generate synergy with CR Textiles' businesses. With the increased spinning and weaving production capacity, CR Textiles Group will be able to further strengthen its support for the increased demand for its textile products. The Acquisition, together with more efficient sharing of resources and technical knowhow, will reduce

INFORMATION ABOUT CR JINHUA

CR Jinhua is engaged in the business of spinning, weaving, making and distributing textile products and its major subsidiary, 煙臺華潤錦綸有限公司 (Yantai Huarun Jinlun Co., Ltd.) is principally engaged in the manufacturing and distribution of number 6 micro filament and its related process products. CR Jinhua has 2 cotton spinning and weaving production lines in Sichuan and employs over three thousand full time workers.

Established in November 1989, CR Jinhua Shares are listed on the Shenzhen Stock Exchange on since 2nd June, 1998. Based on the closing price of RMB13.07 (HK$12.29) per CR Jinhua Share as at 13th February, 2003, being the date of the Agreement, CR Jinhua had a market capitalisation of approximately RMB1,694.7 million (HK$1,593.0 million).

The audited consolidated net asset value of CR Jinhua as at 31st December, 2002 (prepared in accordance with PRC accounting standards) are approximately RMB182.5 million (HK$171.5 million). The audited consolidated net profit before and after taxation, extraordinary items and minority interests in respect of the two financial years ended 31st December, 2002 of CR Jinhua (prepared in accordance with PRC accounting standards) are as follows:

	Year ended 31st December, 2002	2001
	(RMB'000)	
Net profit before taxation, extraordinary items and minority interests	24,695 (equivalent to **HK$23.2 million**)	9,850 (equivalent to HK$9.3 million)
Net profit after taxation, extraordinary items and minority interests	13,153 (equivalent to **HK$12.4 million**)	11,569 (equivalent to HK$10.9 million)

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.5% of the Company's issued share capital, the Acquisition constitutes a connected transaction of the Company under the Listing Rules.

The consideration payable under the Agreement is less than 3% of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Pursuant to Rule 14.25(1) of the Listing Rules, details of the Agreement will be disclosed in the next published annual report and the accounts of the Company.

DEFINITIONS

"Acquisition"	The acquisition of 66,123,000 CR Jinhua Shares as provided under the Agreement
"Agreement"	The acquisition agreement dated 13th February, 2003 as referred to in this announcement
"Approval Authorities"	State Economic and Trade Commission, Ministry of Finance and Ministry of Foreign Trade and Economic Co-operation for the Acquisition (or their respective successors, as the case may be) and any other relevant PRC approval authorities whose consents and approvals are required under the relevant PRC laws and regulations
"China Resources Holdings"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"Conditions"	The conditions precedent for the completion of the Agreement
"CR Jinhua"	華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd), a company incorporated in PRC and listed on the Shenzhen Stock Exchange of the PRC
"CR Jinhua Share(s)"	ordinary shares of RMB1 each in the issued share capital of CR Jinhua
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC
"CRNC Acquisition"	The acquisition of approximately 51.0% equity interest in CR Jinhua by CRNC in September 2001
"CR Textiles"	China Resources Light Industries and Textiles (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly owned by the Company
"CR Textiles Group"	CR Textiles and its subsidiaries
"Group"	Company and its subsidiaries
"PRC"	People's Republic of China

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 14th February, 2003